UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

ASHFORD HOSPITALITY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	86-1062192
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

14185 Dallas Parkway, Suite 1200 Dallas, Texas	75254
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.

On December 15, 2025, the Board of Directors (the “Board”) of Ashford Hospitality Trust, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”), each Right initially representing the right to purchase from the Company one one-thousandth of a share of Series N Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Series N Preferred Stock”) at a price of $20.00 per one one-thousandth of a share of Series N Preferred Stock (the “Purchase Price”), subject to adjustment as provided in the Rights Agreement (defined below). The dividend is payable to holders of Common Stock of record as of 5:00 p.m. New York City time on December 26, 2025 (the “Record Date”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of December 15, 2025, as the same may be amended from time to time (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).

The Rights Agreement is designed to prevent the Company from facing a substantial limitation on its ability to use its Tax Benefits (as such term is defined in the Rights Agreement) to offset potential future income taxes for federal income tax purposes and realize other efficiencies.

The following is a summary of the terms of the Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is attached as Exhibit 2 and incorporated herein by reference.

Effectiveness

The Rights Agreement became effective at 5:00 p.m. New York City time on December 15, 2025 (the “Effective Date”). Upon and following the Effective Date, Rights will be issued in respect of all outstanding shares of Common Stock on the Record Date, and for all shares of Common Stock issued after the Record Date and, subject to the terms described in the Rights Agreement, prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the expiration of the Rights as provided by the Rights Agreement.

Distribution and Transfer of Rights; Distribution Date; Rights Certificates

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and become exercisable at 5:00 p.m. New York City time on the next business day following the earlier of (i) the Flip-In Date (as defined below) or (ii) 10 business days after the date (prior to such time as any person or group of affiliated persons becomes an Acquiring Person), if any, as may be determined by action of the Board, in its sole discretion, following the commencement of, or public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). A person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring Beneficial Ownership of 4.99% or more of any class of Company Securities then outstanding, except in certain situations (including a person or group of affiliated or associated persons that currently has Beneficial Ownership of any class of Company Securities then outstanding in excess of such threshold unless and until such person or group becomes the Beneficial Owner of a percentage of any class of Company Securities outstanding that exceeds by 0.5% or more the percentage of any class of Company Securities outstanding that such person or group owned as of the first public announcement of the adoption of the Rights Agreement). For purposes of the Rights Agreement, “Company Securities” means the Common Stock and any other interest that the Board determines would be treated as “stock” of the Company for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) (including Treasury Regulation Sections 1.382-2(a)(3) and 1.382-2T(f)(18)).

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a legend incorporating the Rights Agreement by reference (and notice of such legend will be furnished to holders of book entry shares). Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or of any book entry shares of Common Stock) outstanding as of the Record Date, even without such legend (or notice of such legend) or a copy of the Summary of Rights (as such term is defined in the Rights Agreement), will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate (or book entry). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. Pursuant to the terms of the Rights Agreement, the Rights will expire on the earliest of (i) 5:00 p.m. New York City time on December 14, 2026, (ii) the effective date of the repeal of Section 382 of the Code or any successor statute if the Board determines in its sole discretion that the Rights Agreement is no longer necessary or desirable for the preservation of Tax Benefits, or (iii) the first day of a taxable year of the Company to which the Board determines in its sole discretion that no Tax Benefits may be carried forward, unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below, or upon the occurrence of certain transactions.

Series N Preferred Stock Purchasable Upon Exercise of Rights

Because of the nature of the Series N Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series N Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Exempt Persons and Transactions

The Rights Agreement includes procedures whereby the Board will consider requests to exempt (a) any person or group (an “Exempt Person”) which would otherwise be an Acquiring Person, or (b) any transaction (an “Exempt Transaction”) resulting in the Beneficial Ownership of Company Securities, prior to the consummation of such transaction, from the Acquiring Person trigger, in each case as determined by the Board in its sole discretion, provided that it will only grant such an exemption if it determines in its sole discretion that such ownership would not reasonably be expected to jeopardize or endanger the availability of the Tax Benefits to the Company or if it otherwise determines that the exemption is in the best interests of the Company; provided further that, (A) in the case of an Exempt Person, if the Board later makes a contrary determination with respect to the effect of such person or group’s Beneficial Ownership with respect to the availability to the Company of its Tax Benefits, such person or group will cease to be an Exempt Person and (B) in the case of an Exempt Person or Exempt Transaction, the Board in its sole discretion may require the applicable person or group to make certain representations or undertakings, the violation or attempted violation of which will be subject to such consequences as the Board may determine in its sole discretion, including that such person or group will become an Acquiring Person.

Flip-In Trigger

On the first date of public announcement by the Company that any person or group of affiliated or associated persons has become an Acquiring Person pursuant to the Rights Agreement, which announcement makes express reference to such status as an Acquiring Person pursuant to the Rights Agreement (the “Stock Acquisition Date”), or on such later date as the Board may fix by resolution adopted prior to such Stock Acquisition Date (such date, a “Flip-In Date”, and the first Flip-In Date to occur, a “Flip-In Event”), each holder of a Right (other than Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will thereupon become null and void) will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock or, at the Company’s option, shares of Series N Preferred Stock (or fraction thereof, having an equivalent value to the substituted Common Stock) having a market value of two times the exercise price of the Right; provided that if such exercise of Rights would result in a person becoming the Beneficial Owner of more than 4.99% of any class of Company Securities then outstanding, the Board may elect (in its sole discretion) to distribute cash to such person or a note or other form of indebtedness of equivalent value.

Flip-Over Trigger

If, after a Flip-In Event, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

Exchange Provision

At any time after a Flip-In Event and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void), in whole or in part, for shares of Common Stock or Series N Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences, privileges and restrictions), at an exchange ratio of one share of Common Stock, or a fractional share of Series N Preferred Stock (or other preferred stock) equivalent in value thereto, per Right; provided that if such exchange of Rights would result in a person becoming the Beneficial Owner of more than 4.99% of any class of Company Securities then outstanding, the Board may elect (in its sole discretion) to distribute cash to such person or a note or other form of indebtedness of equivalent value.

Redemption of the Rights

At any time prior to a Flip-In Event, the Board may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board determines in its sole discretion. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment of Terms of Rights Agreement and Rights

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner without the approval of any holders of the Rights. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof).

Voting Rights; Other Stockholder Rights

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

The Purchase Price payable, and the number of shares of Series N Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series N Preferred Stock, (ii) upon the grant to holders of the Series N Preferred Stock of certain rights or warrants to subscribe for or purchase Series N Preferred Stock at a price, or securities convertible into Series N Preferred Stock with a conversion price, less than the then-current market price of the Series N Preferred Stock or (iii) upon the distribution to holders of the Series N Preferred Stock of evidences of indebtedness or assets (other than regular periodic cash dividends or dividends payable in Series N Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock, or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

The Articles Supplementary Establishing and Fixing the Rights and Preference of a Series of Preferred Stock and the Rights Agreement, dated as of December 15, 2025, between Ashford Hospitality Trust, Inc. and Computershare Trust Company, N.A., as Rights Agent, specifying the terms of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2. Exhibits.

Exhibit No.	Description

1	Articles Supplementary Establishing and Fixing the Rights and Preference of a Series of Preferred Stock (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K dated December 16, 2025 of Ashford Hospitality Trust, Inc.).

2	Rights Agreement, dated as of December 15, 2025, between Ashford Hospitality Trust, Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Articles Supplementary Establishing and Fixing the Rights and Preference of a Series of Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated December 16, 2025 of Ashford Hospitality Trust, Inc.).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ASHFORD HOSPITALITY TRUST, INC.

Date: December 16, 2025	By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Executive Vice President, General Counsel and Secretary